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Selling Seattle- The Sitcom

Arts & Entertainment

17220 E Mansfield Ave
Spokane Valley, WA 99016
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THE PITCH
Selling Seattle- The Sitcom is seeking investment to produce one or two episodes.
Generating Revenue
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Early Investor Bonus: The investment multiple is increased to 20 for the next $200,000 invested.
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SELLING SEATTLE IS?
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Who or What is Michael?

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on TV.

When we have profits, ten percent will be donated to charity, mostly children's charities.

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THE TEAM

Jim McGuffin

Producer and Owner

Jim is a retired real estate agent. He was a top agent and at his peak was selling over 100 properties
business with a concentration in marketing from Cal Poly in San Luis Obispo, CA. Jim is an Eagle Sco
six years in the California Army National Guard.

Jay Williams

Writer

Jay is a veteran of over twenty years in real estate sales. Jay was writing screenplays prior to writing
with its series bible. Jay has won two national contests. His most recent was an action adventure, Th
among 2000 other scripts in a Fade In Magazine contest. His prior script, Semper Fi, a Vietnam war s
winner, and a semi-finalist in the Academy of Motion Picture and Sciences' Nicholl Fellowships. Jay i

Richard Cowan

Partner

Rich Cowan is a partner in North by Northwest Productions, a full-service video production company
Spokane and Boise. Rich has functioned as producer of Wayne Wang's A Thousand Years of Good Pr
Vengeance: A Love Story starring Nicolas Cage, Norman starring Richard Jenkins and Emily VanCam
Movie, I Am Wrath with John Travolta, Wrong Turn at Tahoe with Cuba Gooding Jr. and Harvey Keitel
Banderas. Rich produced and directed The Basket, starring Peter Coyote and KarenAllen. He also dir
Spader, Aidan Quinn, Robin Tunney and A River Sorrow, starring Ray Liotta, Christian Slater, and Ving
his first program at KING-TV in Seattle. After graduating from the Edward R. Murrow College of Com
University, Rich was hired by KHQ-TV in Spokane where he produced PM Magazine segments and d
stint at WSU to receive a Masters in Human Nutrition, Rich returned to KHQ to produce and direct do
sports programming, acquiring the position of Community Affairs Director at KHQ prior to North by N
Kristin, a professional ice skater, and Casey, a CPA at PriceWaterhouseCoopers.

Boy Scouts Board Member (Eagle Scout)

Private Pilot License (since 18 years old)

Firefighter at WSU for six years

Community Colleges of Spokane Vocational Advisory Council

Jared Briley
Director

Jared Briley's film career began in 2007 as a set production assistant on several independent films b
America as a 2nd AssistantDirector on John Carpenter's The Ward in 2009. Having forgone film scho
as many directors as possible to continue learning the craft of directing. While still working as an AD
in 2012 and spent the next year in a Scene Study/Directing class to expand his experience working c
was hired as the 1st Assistant Director on Z Nation (Syfy/Netflix) and completed 4 seasons in that ro
on the Season 5 episode, "Doc's Stoned History" in 2018 which began his transition to writer/directo
went to Feather River College, north of Lake Tahoe where he studied Liberal Arts and was captain of
in the Northwest and still works on select projects as a First Assistant Director, including The Comeb
Tommy Lee Jones and Morgan Freeman, set to release this spring. The film was written and directed
become a mentor and supporter of Jared's writing/directing career. They are currently in pre-produc
Legitimate Wiseguy, starring Emile Hirsh and Harvey Keitel.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Production Costs $437,000
Advertising $50,000
Administrative Assistant $7,500
Other Costs $8,400
Mainvest Compensation $32,100
Total $535,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $6,882,000 $20,766,000 $59,440,000 $62,411,995 $62,411,995

EXPENSES

Production $1,800,000 $6,000,000 $12,000,000 $12,600,000 $12,600,000
Advertising $400,000 $1,200,000 $4,000,000 $4,200,000 $4,200,000
Salaries $120,000 $360,000 $600,000 $630,000 $630,000
Misc. Costs $50,000 $150,000 $400,000 $420,000 $420,000
Writer $40,000 $120,000 $200,000 $210,000 $210,000
Operating Profit $4,472,000 $12,936,000 $42,240,000 $44,351,995 $44,351,995

This information is provided by Selling Seattle- The Sitcom. Mainvest never predicts or projects perfo
audited this financial forecast. Please see below for additional risk disclosures.

Documents

No operating history

SELLING SEATTLE - THE SITCOM, LLC was established in September, 2018. Accordingly, there are li
information for investors to review. When evaluating this investment opportunity, investors should co
section as well.

Risk Factors

An investment in a sitcom is a very risky venture. There is no guarantee that it will be successful. Thi
produced an episode yet. And investors need to know that they could lose their money.

Limited Operating History

SELLING SEATTLE - THE SITCOM, LLC is a newly established entity and has no history for prospecti

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi
SELLING SEATTLE - THE SITCOM, LLC competes with many other businesses, both large and small,
and customer experience. Changes in customer preference away from SELLING SEATTLE - THE SITC
inability to compete successfully against the with other competitors could negatively affect SELLING
financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption
other various assumptions regarding operations. The validity and accuracy of these assumptions wil
over which SELLING SEATTLE - THE SITCOM, LLC and the key persons will have no control. Change
facts could significantly affect the forecasts. To the extent that the assumed events do not occur, th
the projected outcomes. Consequently, there can be no assurance that the actual operating results
provided herein. Additionally, SELLING SEATTLE - THE SITCOM, LLC is a newly established entity an
from which forecasts could be projected with.

The Company Might Need More Capital

SELLING SEATTLE - THE SITCOM, LLC might need to raise more capital in the future to fund/expand
equipment, hire new team members, market its services, pay overhead and general administrative e:
There is no assurance that additional capital will be available when needed, or that it will be availabl
interests as an investor. If SELLING SEATTLE - THE SITCOM, LLC is unable to obtain additional fundi
delay its business plan or even cease operations altogether.

Inability to Sell Your Investment

them vulnerable to changes in customer preferences.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of SELLING SEATTLE - THE SITCOM, LLC to make the
to give you your money back, depends on a number of factors, including many beyond our control.

Real Estate Risk

SELLING SEATTLE - THE SITCOM, LLC is still in the process of securing a location to lease, which wi
To the extent SELLING SEATTLE - THE SITCOM, LLC is unable to find and secure a location that is ac
all of their investment.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of SELLING SEATTLE - THE SITCOM, LLC's manageme
SELLING SEATTLE - THE SITCOM, LLC to be as successful as possible. However, your interests migh
areas, including these: You might want SELLING SEATTLE - THE SITCOM, LLC to act conservative to
repay the Note obligations, while SELLING SEATTLE - THE SITCOM, LLC might prefer to spend aggre
would like to keep the compensation of managers low, while managers want to make as much as the

Uninsured Losses

Although SELLING SEATTLE - THE SITCOM, LLC will carry some insurance, SELLING SEATTLE - THE
insurance to protect against all risks to the business. Additionally, there are some kinds of risks that
insure against, at least at a reasonable cost. Therefore, SELLING SEATTLE - THE SITCOM, LLC could
damage its business.

Lack of Ongoing Information

SELLING SEATTLE - THE SITCOM, LLC will be required to provide some information to investors for a
offering. However, this information is far more limited than the information that would be required of
SELLING SEATTLE - THE SITCOM, LLC is allowed to stop providing annual information in certain circ

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some oth
as a public offering of shares (for example, publicly-traded firms must generally provide investors wi
statements that have been audited by an independent accounting firm). Although Title III does requi
that you would make a different decision if you had more information.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws laws, antitrust laws, and health care laws, could negatively affect Selling Seattle- The Sitcom's finan to operate. Specifically, any additional regulation on the industry could significantly negatively affect

Future Investors Might Have Superior Rights

If Selling Seattle- The Sitcom needs more capital in the future and takes on additional debt or other investors might have rights superior to yours. For example, they might have the right to be paid befo distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S of rules about corporate governance that are intended to protect investors. For example, the major U companies to have an audit committee made up entirely of independent members of the board of di outside relationships with Selling Seattle- The Sitcom or management), which is responsible for mon compliance with the law. Selling Seattle- The Sitcom will not be required to implement these and oth

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Selling more successful than your initial expectations.

You Do Have a Downside

Conversely, if Selling Seattle- The Sitcom fails to generate enough revenue, you could lose some or

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Selling Seattle- The Sitcom, and the revenue o up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you w payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any o

Subordination

The Notes shall be subordinated to all indebtedness of Selling Seattle- The Sitcom to banks, comme

EDGAR website.

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